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                                                                    Exhibit 99.1

JEROME T. OSBORNE

Offices at:  Corner Rtes 20 & 306                  Residence: 8466 Esther Street
             P.O. Box 658                                     Mentor, Ohio 44060
             Mentor, Ohio 44061-0658                          (216) 255-2231
             (216) 942-7000

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September 12, 2003

GLB Bancorp, Inc.
7001 Center Street
Mentor, Ohio 44060
Attention: Board of Directors

Re: Proposal to Commence a Tender Offer for Shares of GLB Bancorp, Inc.

Gentlemen:

         I believe that many of the shareholders of GLB Bancorp, Inc. ("GLB" or the "Company"), like me, would like the Company to remain an independent financial institution, serving the Lake County community. I also believe that the inadequate merger offer by Sky Financial Group, Inc. ("Sky") has caused many GLB shareholders to understand that the pre-announcement trading prices of GLB shares did not adequately reflect the value of their investment. Since the GLB Board has decided not to maximize share value or to remain an independent financial resource in the community, I have determined to make a proposal to the GLB Board of Directors to acquire control of GLB and to provide realistic consideration to those GLB shareholders who would prefer to have cash rather than a continued investment in GLB. I believe strongly that this proposal will make better provision for all the GLB shareholders than the proposed merger with Sky.

         I propose to acquire, either directly or through an entity that I control, 1,000,000 outstanding GLB common shares for a price of $21.00 cash per share. This is based on the assumption that there are no more than 2,402,550 GLB shares outstanding, on a fully diluted basis. Since I own 224,530 shares, the acquisition of the 1,000,000 shares would give me approximately 51% of the outstanding GLB common shares on a fully diluted basis.

         I would prefer that this transaction be accomplished as a partial cash merger pursuant to which each GLB shareholder would be able to elect to remain a GLB shareholder or to receive the consideration. The entity to be merged into GLB would have unrestricted cash assets of $21,000,000 at the time of the merger. The capital contribution necessary to provide these cash assets would be provided through a combination of my personal liquid assets and bank loan secured by certain of my personal assets. To the extent that the number of shares electing to receive cash exceeds 1,000,000, these cash assets would be apportioned ratably among electing shareholders.

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          I would also propose that, if and to the extent that GLB has liquid assets not needed for operations in the foreseeable future following the merger, these assets would be available for payment of cash consideration in respect of electing shares.

         My willingness to pursue this proposal would require termination of the merger agreement with Sky.

         In order to complete the transaction, shortly following the execution of an agreement in principle, I will be prepared to make, or cause the acquisition entity to make, all regulatory filings, including bank and securities filings, necessary to promptly consummate the transaction. I understand that this transaction will require shareholder approval and believe that the process can be completed expeditiously and to the benefit of all shareholders.

         If the Company is unwilling to pursue the proposed transaction, I intend to instruct my advisors to take the necessary steps for the acquisition entity pursue a tender offer for 1,000,000 GLB shares at $21.00 per share.

         I look forward to discussing the transaction with you at your earliest convenience.

                              Very Truly Yours,

                              /s/ Jerome T. Osborne
                              Jerome T. Osborne